May 10, 2023

VIA EDGAR

United States Securities
   and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Ibolya Ignat

Re:	Aravive, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 15, 2023 File No. 001-36361

Dear Ms. Ignat:

On behalf of Aravive, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 27, 2023 (the “Comment Letter”), relating to the above-referenced filings.

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Results of Operations Research, page 61

1.

Please revise the Result of Operations section in your future filings to provide a breakdown of your research and development expense by product candidate. For any amounts that you do not allocate by product candidate, provide a breakdown by nature of expenses. Provide us with a copy of your proposed disclosure in your response letter.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following information in response, which will be filed in our future filings:

United States Securities & Exchange Commission

May 10, 2023

Research and Development expense

	Three Months Ended
	March 31,
	2023	2022

PROC	$000	$000
ccRCC	000	000
PDAC	000	000
CMC (1)	000	000
Other personnel and unallocated (2)	000	000
Total research and development expense	$000	$000

(1) We currently have one product candidate, Batiraxcept, that is used in our clinical trials across all indications. Costs related to production and testing for CMC activities are not allocated on a program-by-program basis.

(2) Costs (primarily personnel) are related to all research and development programs and are not allocated on a program-by-program basis.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

5. Collaboration and License Agreement, page F-17

2.

With regards to your collaboration and license agreement with 3D Medicines, please tell us how you concluded that the license was distinct and had standalone value under ASC606-10-25- 19 through 25- 22, specifically addressing ASC 606-10-25-19(b.) In this regard, explain why your license was considered to have the ability to treat a condition, with no expectation that the company will undertake activities to change the functionality of the drug formula during the license period. In your response, please specifically address the considerations given to your obligation to continue to transfer Aravive Licensed Know-How as required for the filing of an MAA in the 3D Medicines Territory and any other Aravive Licensed Know-How that subsequently comes into existence and becomes Controlled by Aravive or its Affiliates during the Term, as defined under Section 2.6 of your license agreement. Refer to ASC 606-10-55-364 through 55-374, Example 55 and 56.

Response: The Company respectfully acknowledges the Staff’s comment and provides the following information in response:

In August 2018, the U.S. Food and Drug Administration or FDA designated as a Fast Track development program the investigation of our lead development candidate, Batiraxcept, for platinum-resistant recurrent ovarian cancer (“PROC”). In December 2018, the Company initiated the Phase 1b clinical trial of Batiraxcept combined with standard of care therapies in patients with platinum-resistant ovarian cancer, for which the Company reported results in July 2020. On November 19, 2020, the Company announced that it had received guidance from the FDA on a registrational Phase 3 trial design for Batiraxcept in PROC. The FDA feedback received was that this trial, if successful, could support full approval of Batiraxcept for the treatment of PROC. No further preclinical or clinical pharmacology studies were required at this time. The global, randomized, double-blind, placebo-controlled Phase 3 trial is designed to evaluate efficacy and tolerability of Batiraxcept at a dose of 15 mg/kg in combination with Paclitaxel (“PAC”) versus patients receiving Placebo + PAC. PAC is an FDA-approved chemotherapy medication for the treatment of ovarian and other types of cancer.

United States Securities & Exchange Commission

May 10, 2023

As further disclosed in the Company’s Form 10-K for the year ended December 31, 2022, the Company entered into the collaboration and license agreement with 3D Medicines, Inc. (the “3D Medicines Agreement”), whereby it granted 3D Medicines an exclusive license to develop and commercialize products that contain Batiraxcept as the sole drug substance, for the diagnosis, treatment or prevention of human oncological diseases, in China, Taiwan, Hong Kong and Macau (the “Territory”).

Upon execution of the 3D Medicines Agreement, 3D Medicines obtained the right to co-develop the licensed program mainly in relation to PROC and had the choice to conduct trials in other indications, including conducting clinical trials and ultimately commercializing in the licensed Territory, as well as any risks associated with those activities. The PROC program was in a Phase 3 study at the time of contract inception and thus was in later stage clinical development at the time 3D Medicines acquired a license to the intellectual property (“IP”).

As disclosed in the Company’s 10-K for the year ended December 31, 2022, the Company assessed this arrangement and identified the following performance obligations: 1) license to intellectual property, Batiraxcept, and 2) research and development services (“R&D” services), including conducting clinical trials. In determining whether the license is distinct and separable from the research and development services, the Company considered the guidance in ASC 606-10-25-19 through 25-22, specifically ASC 606-10-25-19(b).

ASC 606-10-25-19 notes that a “good or service that is promised to a customer is distinct if both of the following criteria are met”:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

Further, ASC 606-10-25-22 states that “if a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.”

In making the determination as to whether the license to 3D Medicines is distinct and separable from the related ongoing research and development services, specifically whether the license is “capable of being distinct,” the Company assessed whether 3D Medicines could benefit from the license on its own or together with other resources that are readily available to 3D Medicines. In particular, the Company considered whether the research and development activities could be provided by another third-party such that the services, know-how, and expertise provided by the Company would not be required in order for 3D Medicines to benefit from the license.

United States Securities & Exchange Commission

May 10, 2023

A late-stage drug compound which is generally being evaluated for efficacy is typically indicative that the R&D activities are capable of being distinct as the customer can obtain R&D activities and such services are “readily available” from another third-party, and 3D Medicines could benefit from the license by conducting the R&D on their own or with another third-party. 3D Medicines is a biopharmaceutical company that has an established pipeline and commercial operations, and the Company is not contributing specialized knowledge with respect to the development of Batiraxcept such that 3D Medicines has the ability to further develop the IP with another third party. Aravive uses third party contract research organizations (“CRO’s”) in order to conduct our clinical trials, this also includes our Global PROC trial, of which 3D Medicines is participating. We concluded that as 3D Medicines could perform the clinical trials themselves or engage with a CRO to perform the trials, that the license and R&D promises are capable of being distinct.

We also considered the guidance from ASC 606-10-25-21 in assessing whether the license is distinct within the context of our agreement with 3D Medicines. We considered the following three factors from ASC 606-10-25-21 which indicate that two or more performance obligations are not separately identifiable if:

a.

the entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.

The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

In making the determination as to whether the license to 3D Medicines individually was “distinct in the context of the contract,” the Company assessed whether it was contributing specialized knowledge such that the R&D services significantly modify or customize the drug compound’s formulation, dosing levels, and manufacturing process so that the IP is significantly different as a result of the services provided by the Company. The Company notes that our PROC program's Phase 3 clinical trial, which is in the later stages of clinical development, is aimed at validating the usage and efficacy of our drug rather than modifying or customizing our initial IP (i.e., the drug compound). For our Phase 3 clinical trial in PROC the primary outcome is to measure progression free survival in patients receiving Batiraxcept + Pacilitaxel versus patients receiving Placebo + PAC. This will evaluate the efficacy of our drug and doesn’t modify or customize our IP.

United States Securities & Exchange Commission

May 10, 2023

While not definitive, the Company noted that interpretive revenue recognition guidance points to the stage of development as a key factor in evaluating whether a license is separable from the obligation to provide ongoing R&D services. In particular, the Deloitte Life Sciences Guide states: “Determining whether R&D services or manufacturing services are separately identifiable from licenses can require significant judgment. While ‘bright lines’ do not exist, the stage of development may be relevant to the determination of whether R&D services are expected to significantly modify or customize the IP (e.g., R&D services for early-stage IP frequently involve activities that lead to changes in a drug compound’s formulation, dosing levels, and manufacturing process, whereas R&D services for later-stage IP may only involve validating the drug’s efficacy).”

The Company also assessed that a license is typically considered distinct if the customer can utilize, consume independently or if the licensee possesses its own R&D capabilities, enabling them to further develop and derive benefits from the license. We determined the R&D services and license are not highly interdependent or interrelated as we are able to transfer the license separately from the R&D services in order to fulfill our promises within the agreement. The R&D services provided can be performed by third parties, which is evidenced by the fact that both 3D and the Company use contract research organizations to perform the vast majority of the Phase 3 PROC clinical trial activity, which is the primary R&D services promised within the agreement. Since the R&D services being performed are not interdependent on the license, then the license and R&D services were determined to be distinct and were not bundled as one unit of accounting.

This is also consistent with the conclusion reached in Example 56, Case B as documented in ASC 606-10-55-373:

“The entity assesses the nature of its promise to grant the license. The entity concludes that the patented drug formula is functional intellectual property (that is, it has significant standalone functionality in the form of its ability to treat a disease or condition). There is no expectation that the entity will undertake activities to change the functionality of the drug formula during the license period. Because the intellectual property has significant standalone functionality, any other activities the entity might undertake (for example, promotional activities like advertising or activities to develop other drug products) would not significantly affect the utility of the licensed intellectual property. Consequently, the nature of the entity's promise in transferring the license is to provide a right to use the entity's functional intellectual property, and it accounts for the license as a performance obligation satisfied at a point in time. The entity recognizes revenue for the license performance obligation in accordance with paragraphs 10-55-58B through 55-58C.”

Batiraxcept, although not an approved drug compound, is in a late stage of development in which the final chemical composition has been determined. Further, Example 56, Case B is relevant to our agreement as the manufacture of our clinical supply was and is produced by a third-party. 3D Medicines could contract with a third-party to produce the manufacturing supply.  Accordingly, we concluded Example 56, Case B is relevant to our facts and circumstances, and consistent with our conclusion that the license is distinct.

We also considered Example 55 which gives a specific reference to the promise to provide updates to the production or design process of the underlying IP during the term of the agreement. As previously noted, Batiraxcept’s formulation had been completed at the time of the agreement and no design or production changes were being developed or anticipated to be developed. Therefore, the Company concluded the facts and circumstances in Example 55 are different from those within the 3D Medicines Agreement.

Lastly, while Section 2.6 of the license agreement requires the Company to share certain information and knowledge it discovers in its Phase 3 trial, the information to be shared is mostly clinical trial data and does not change the drug formulation or dosing used in the PROC trial or the IP.

United States Securities & Exchange Commission

May 10, 2023

Conclusion: For Batiraxcept, which again, was a late-stage (Phase 3) program, the Company concluded that, in accordance with ASC 606, the license was capable of being distinct and distinct in the context of the contract due to the fact that 3D Medicines can benefit from the license on its own or with other readily available resources and the R&D services being performed are not expected to significantly modify or customize the IP. Based on the foregoing, the Company concluded there were two separate performance obligations– the license, for which revenue was recognized at a point in time, and the related R&D services for which revenue is being recognized as such services are performed.

We evaluated the need to expand the related disclosure in our financial statements included in future filings in order to further clarify the rational for the conclusions reached around the license within the 3D Medicines arrangement and the related revenue recognition. The Company further advises the Staff that it will make the following disclosure in future filings (excerpts below with additional, responsive language underlined):

The Company assessed this arrangement in accordance with ASC 606 and identified the following performance obligations: 1) license to intellectual property, Batiraxcept and 2) research and development services, including conducting clinical trials. The Company concluded that each of these performance obligations were distinct because 3D Medicines can benefit from the good or service either on its own or together with other resources that are readily available, and each performance obligation is separately identifiable from other promises within the contract. Specifically, the Batiraxcept drug was in a Phase 3 clinical trial at the time that 3D Medicines acquired the license and the Company concluded that: (i) the R&D services for such later-stage, Phase 3 IP, primarily involved validating the drug’s efficacy and (ii) the ongoing R&D services do not significantly modify or customize the drug compound such that the IP is not significantly different at the end of the arrangement as a result of those services.

*****

Please contact me at (910) 620-5551 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

/s/ Rudy Howard
Rudy Howard
Chief Financial Officer

cc: Gail McIntyre

 Chief Executive Officer and Director

 Leslie Marlow, Esq.
 Blank Rome LLP